

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2021

Kristina Lund
President and Chief Executive Officer
IPALCO ENTERPRISES, INC.
One Monument Circle
Indianapolis , IN 46204

>   **Re: IPALCO ENTERPRISES, INC.**
>   **Registration Statement on Form S-4**
>   **Filed March 22, 2021**
>   **File No. 333-254579**

Dear Ms. Lund:

        This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Richard D. Truesdell, Jr., Esq.